Exhibit 99.1

Brenmiller Announces Up to $2.5 Million Investment at a Premium to Market to Advance BNRG360 Growth Strategy

Investment From Existing Investor Reinforces Confidence in Brenmiller’s Commercial Progress and Supports Execution of Its BNRG360 Growth Strategy

TEL AVIV, Israel, June 11, 2026 – Brenmiller Energy Ltd. (Nasdaq: BNRG) (“Brenmiller” or the “Company”), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility customers, today announced an investment arrangement with an existing investor expected to provide up to $2.5 million of additional capital to support the continued execution of its BNRG360™ growth strategy.

The arrangement includes an immediate $1.5 million investment through convertible preferred shares with an initial conversion price of $1.67 per share, representing a premium to the current market price of the Company’s ordinary shares, and accompanying warrants. The conversion price of such preferred shares may be increased to $2.00 per share, subject to shareholder approval.

In addition, the Company agreed to issue to the investor, subject to receipt of shareholder approval: (i) a pre-funded warrant to purchase 75,000 ordinary shares, (ii) short-term warrants to purchase 500,000 ordinary shares at an exercise price of $2.00 per share, expiring one week following receipt of shareholder approval, and (iii) warrants to purchase 500,000 ordinary shares at an exercise price of $2.00 per share, expiring five years following receipt of shareholder approval. The investor agreed to exercise the short-term warrants within one week following receipt of shareholder approval, provided that the average closing sale price of the Company’s ordinary shares for the five trading days prior to the date shareholder approval is obtained is not less than $1.30 per share.

If shareholder approval is obtained and the pricing condition for the short-term warrants are met, the arrangement may provide up to an additional $1.0 million to the Company through warrant exercises at $2.00 per share.

The Company believes the investment reflects continued confidence in its long-term growth strategy and the execution of BNRG360™, Brenmiller’s platform for developing integrated clean energy solutions designed to generate contracted and recurring revenues.

The financing is expected to support the continued expansion of Brenmiller’s BNRG360 activities, including investments in operating and development-stage energy assets, renewable energy projects and related infrastructure, the development of long-term energy service agreements, and the continued evolution of the Company’s business model toward recurring revenue streams.

BNRG360 represents Brenmiller’s strategic expansion beyond thermal energy storage technology sales into integrated heat and power solutions that combine thermal energy storage, renewable energy generation, battery storage and long-term customer energy contracts.

“This investment supports the next phase of Brenmiller’s growth strategy,” said Nir Brenmiller, Deputy Chief Executive Officer of Brenmiller Energy. Following the recent milestone at our Tempo project, where our bGen™ system began delivering industrial steam during commissioning, we believe we have further demonstrated the commercial readiness of our technology platform. More importantly, this investment provides additional resources to advance our BNRG360 strategy and expand Brenmiller’s participation across the energy value chain.”

“Through BNRG360, we are pursuing opportunities to participate in energy assets and long-term energy service models designed to generate recurring revenues and create sustainable long-term value. This investment, which reflects a premium to the current market price of our shares, strengthens our financial flexibility as we continue executing this strategy and pursuing future growth opportunities.”

Additional information regarding the transaction is included in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission.

About Brenmiller Energy Ltd.

Brenmiller Energy (Nasdaq: BNRG) is a leading clean energy company powered by proprietary thermal energy storage technology. Through its patented bGen™ platform and BNRG360™ growth strategy, Brenmiller is expanding from thermal energy storage into integrated clean heat and power solutions designed to help industrial and utility customers reduce emissions, improve energy economics, enhance resilience and accelerate the transition away from fossil fuel-based energy systems. Through BNRG360, the Company is also pursuing opportunities to participate in energy assets and long-term energy service models designed to create recurring revenues and long-term shareholder value.

Forward-Looking Statements

This presses release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements include, but are not limited to, statements regarding the expected completion of the transaction and related shareholder approvals, the investor’s agreement to exercise short-term warrants if certain conditions are met, the expected receipt of additional proceeds from warrant exercises, the Company’s growth strategy, the expected benefits of BNRG360, future recurring revenue opportunities, future project deployments, commercial growth opportunities, customer demand, financing opportunities and the Company’s long-term business objectives. These forward-looking statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Readers are encouraged to review the risk factors included in the Company’s filings with the U.S. Securities and Exchange Commission. Brenmiller undertakes no obligation to update any forward-looking statements except as required by law.

Contact:

Crescendo Communications, LLC

212-671-1020

bnrg@crescendo-ir.com